Exhibit 2.2
BATESVILLE HOLDINGS, INC.
ONE BATESVILLE BOULEVARD
BATESVILLE, IN 47006-8835
March 31, 2008
Mr. Patrick D. DeMaynadier
Senior Vice President, General Counsel and Secretary
Hillenbrand Industries, Inc.
1069 State Route 46 East
Batesville, IN 47006-8835
RE: Interpretation of Distribution Agreement
Dear Patrick:
I would like to clarify a point (probably only the first of many) that has arisen under Section 3.05(a)(i) of the Distribution Agreement dated as of March 14, 2008 between Hillenbrand Industries, Inc. and Batesville Holdings, Inc. For your information, the same issue arises under Section 3.06(a)(i) of the Distribution Agreement with respect to Hillenbrand Industries, Inc. Capitalized terms that are not defined in this letter shall have the meanings ascribed to them in the Distribution Agreement.
As you know, SpinCo proposes to borrow $250 million under its new bank credit facility on March 31, 2008 and use the proceeds of that borrowing to retire intercompany notes and declare a dividend payable to RemainCo. Following the closing of the Distribution, SpinCo proposes to use all or a portion of the available cash allocated to it in the Distribution to a reduction in the foregoing Indebtedness. However, if SpinCo does so, it will forego substantial future flexibility under the literal terms of Section 3.05(a)(i) of the Distribution Agreement.
Under clause (i) of both Section 3.05(a) and Section 3.06(a) of the Distribution Agreement (a “Relevant Covenant”), neither SpinCo nor RemainCo is permitted to incur Indebtedness to pay extraordinary dividends on or repurchase shares of its capital stock. Each of SpinCo and RemainCo, however, can use cash allocated to it in connection with the Distribution or generated by its ongoing operations after the Distribution Date (“Available Cash”) to pay extraordinary cash dividends or repurchase shares. In order to permit each company to manage its Indebtedness and Available Cash in the most efficient manner for its shareholders, I suggest that we make it clear that both SpinCo and RemainCo can apply Available Cash to the reduction of outstanding Indebtedness and subsequently incur up to that amount of Indebtedness for the purpose of paying an extraordinary cash dividend or repurchasing shares of capital stock without contravening the prohibitions set forth in clause (i) of either Relevant Covenant. Any borrowing of the foregoing sort, however, shall be an incurrence of Indebtedness for the purposes of the other clauses in each Relevant Covenant. I suggest that each of SpinCo and RemainCo advise the other when it uses Available Cash to reduce Indebtedness so that each of our companies will be aware of the other’s capacity to incur Indebtedness for the purpose of paying extraordinary dividends or repurchasing shares of capital stock without contravening clause (i) of each Relevant Covenant.

Mr. Patrick D. DeMaynadier
March 31, 2008
If the foregoing reflects the substance of our previous conversations, please sign in the space provided on the counterpart of this letter and return the signed counterpart to me for my files.

Very truly yours, BATESVILLE HOLDINGS, INC.
By:	/S/ John R. Zerkle
John R. Zerkle
Senior Vice President, General Counsel and Secretary

Agreed And Accepted as of the Date
First Above Written:

HILLENBRAND INDUSTRIES, INC.

By:	/S/ Patrick D. De Maynadier Patrick D. De Maynadier
Senior Vice President,
General Counsel and Secretary